UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

558868105

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

August 7, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 18,471,233 shares of common stock (“Common Stock”) of Madrigal Pharmaceuticals, Inc. (the “Issuer”) outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 8, 2023.

CUSIP No. 558868105	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 18,471,233 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2023.

CUSIP No. 558868105	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 18,471,233 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2023.

CUSIP No. 558868105	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,545,113
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,545,113
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,545,113
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 18,471,233 shares of Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on August 8, 2023.

Amendment No. 1 to Schedule 13D

This Amendment No.1 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP), LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 1 are incorporated herein by reference.

Set forth below is the aggregate number of shares of common stock (“Common Stock”) of Madrigal Pharmaceuticals, Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock (as defined below) and Series B Convertible Preferred Stock (as defined below), subject to the limitations on conversion described below.

Name	Common Stock	Series A Preferred Stock	Series B Preferred Stock
667, L.P.	148,821	200,378	39,250
Baker Brothers Life Sciences, L.P.	1,396,292	1,769,419	360,750
Total	1,545,113	1,969,797	400,000

The Funds hold shares of the Issuer’s Series A convertible preferred stock (“Series A Convertible Preferred Stock”), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series A Convertible Preferred Stock are only convertible to the extent that after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (“Series A Beneficial Ownership Limitation”). As a result of the Series A Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series A Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series A Beneficial Ownership Limitation applicable to that Fund to any other percentage; provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series A Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series A Convertible Preferred Stock.

In addition, the Funds hold shares of the Issuer’s Series B convertible preferred stock (“Series B Convertible Preferred Stock” and together with Series A Convertible Preferred Stock, “the Convertible Preferred”), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series B Convertible Preferred Stock are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer (“Series B Beneficial Ownership Limitation”). As a result of the Series B Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series B Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series B Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

As compensation for their service on the board of directors of the Issuer (the “Board”), each of Julian C. Baker and Dr. Raymond Cheong, a full-time employee of the Adviser, hold 2,396 restricted stock units (each an “RSU”) which vest solely into shares of Common Stock on a 1-for-1 basis on June 15, 2024. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Julian C. Baker’s and Dr. Cheong’s service on the Board.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

Item 6 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Registration Rights Agreement

On August 7, 2023, pursuant to the terms of a Securities Purchase Agreement dated June 20, 2017, by and among the Issuer, the Funds, Adage Capital Partners, L.P., Armistice Capital Master Fund Ltd., and Rock Springs Capital Master Fund LP, the Funds entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer pursuant to which the Funds are entitled to certain resale registration rights with respect to shares of Common Stock of the Issuer issued or issuable upon the conversion of any securities of the Issuer that are now held or are hereafter acquired by the Funds (the “Registrable Securities”).

Under the Registration Rights Agreement following a request by any of the Funds, the Issuer is obligated to file, as soon as reasonably practicable following such demand and in any event within sixty days of such demand, a resale registration statement on Form S-3, or other appropriate form, covering the resale of Registrable Securities held by the Funds (the “Resale Registration Shelf”), and to use its reasonable best efforts to keep the Resale Registration Shelf effective until the earlier of such time that (i) all Registrable Securities covered by the Resale Registration Shelf have been sold or may be sold freely without limitations or restrictions as to volume or manner of sale pursuant to Rule 144 of the Securities Act of 1933, as amended, or (ii) all Registrable Securities covered by the Resale Registration Shelf otherwise cease to be considered Registrable Securities pursuant to the terms of the Registration Rights Agreement. Under the Registration Rights Agreement, the Funds have the right to one underwritten public offering per calendar year, but no more than three underwritten public offerings in total, to effect the sale or distribution of their Registrable Securities, subject to specified exceptions, conditions and limitations. The rights of the Funds under the Registration Rights Agreement will continue in effect for up to ten years following the date of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
99.1	Registration Rights Agreement by and among Madrigal Pharmaceuticals, Inc., 667, L.P., and Baker Brothers Life Sciences, L.P., dated as of August 7, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker